Exhibit 1.01
2013 Conflict Minerals Report

Definitions

Unless the context otherwise requires, references to “we,” “us,” “our,” or “KMP” mean Kinder Morgan Energy Partners, L.P., our majority-owned and controlled subsidiaries, and our operating limited partnerships and their majority-owned and controlled subsidiaries.

Conflict minerals:	Cassiterite, columbite-tantalite (coltan), gold, woflramite or their derivatives, which are limited to tantalum, tin, and tungsten

Conflict minerals rules:	The final conflict minerals reporting rules adopted by the SEC in accordance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

DRC:	the Democratic Republic of Congo and adjoining countries

OECD:	Organization for Economic Cooperation and Development

EICC-GeSI:	the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict-Free Sourcing Initiative

RCOI:	Reasonable country of origin inquiry

Businesses Potentially Subject to the Rules

We are a leading pipeline transportation and energy storage company in North America. We own an interest in or operate approximately 52,000 miles of pipelines and 180 terminals, and conduct our business through five reportable business segments. Our pipelines transport natural gas, refined petroleum products, crude oil, condensate, CO2 and other products, and our terminals store petroleum products, ethanol and chemicals, and handle such products as coal, petroleum coke and steel. We are also the leading producer and transporter of CO2 for enhanced oil recovery projects in North America.

Approximately 99.7% of our revenue for 2013 was generated by businesses other than manufacturing; however, two of our wholly owned subsidiaries manufactured or contracted to manufacture products for sale to customers during the year. We therefore began a due diligence process to determine whether our manufactured products contained conflict minerals necessary to their functionality, and the sources and chains of custody of any identified conflict minerals.

Applying the Conflict Minerals Rules to Us

The SEC’s final conflict minerals rules require a three-step compliance approach. The first step is determining applicability of the conflict minerals rules to us; the second step is a RCOI to determine whether we have reason to believe that conflict minerals from the DRC or adjoining countries are present in our manufactured products; and the third step (referred to as “due diligence” in the SEC rules) is to determine the source and origin of any such conflict minerals and the facilities in which they were processed.

As a downstream company, we are several tiers removed from mining operations and smelters or refiners (SORs) and have no visibility into the upstream supply chain beyond our direct suppliers. Based on our initial due diligence, we believe it is likely that years of engagement and communication of expectations through many tiers of the supply chain will be necessary before information returned to downstream companies, such as ours, may be considered accurate and complete.

The purpose of this report is to explain the first-year steps that we have performed to comply with the conflict minerals rules. Our first step has consisted of making inquiries with our suppliers to determine whether conflict minerals are present within the products that they sell to us. Since conflict minerals are likely to be necessary for the functionality of electronic components that we purchase from our first tier suppliers as subcomponents to our manufactured products, we simultaneously performed the second compliance step, the RCOI, whereby we inquired about the origins of any conflict minerals present in our supply chain.

If we confirm the presence of conflict minerals in our products and find reason to believe that any conflict minerals necessary to our manufactured products originated in the DRC, we will then need to perform the third compliance step of conducting further due diligence to determine the source and origin of those conflict minerals and facilities (Smelters or Refiners, also referred to as SORs) in which they were processed.

Due Diligence Framework and Resources

We conducted due diligence with respect to our manufacturing operations using the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High Risk Areas as a framework. In addition, we used the EICC-GeSI conflict minerals reporting template, which includes standard supply chain survey and information tracking methods to (i) determine if our manufactured products contain conflict minerals necessary to their functionality or production, (ii) perform a RCOI and (iii) assess whether our supply chain adheres to due diligence measures put forward by the OECD.

Due Diligence Steps Performed

•	Identified our businesses that manufactured or contracted to manufacture products in 2013;

•	Determined that seven of our manufactured products could contain conflict minerals;

•	Further identified a total of 1,027 components of our seven products that could contain conflict minerals, and 46 vendors from whom we purchased these components;

•
Notified the above vendors that we may be subject to the conflict minerals rules and would be conducting due diligence regarding the presence, source, and chain of custody for any conflict mineral present in components we purchased from them;

•	Using a standardized conflict minerals reporting template developed by EICC-GeSI, made our initial inquiries with those 46 vendors;

•	Compiled, reviewed and analyzed 11 vendor responses;

•	Conducted follow-up with 35 unresponsive vendors; and

•	Conducted follow-up with 14 vendors for further information regarding initial responses that were incomplete or unclear.

Mitigation

We have undertaken the following steps since the end of 2013 to mitigate the risk that our products may contain conflict materials that benefit armed groups within the DRC, including steps to improve our due diligence:

•
Developed and adopted a conflict minerals policy applicable to our manufacturing operations, which communicates that we expect our manufacturing vendors to cooperate with our due diligence efforts and work toward increased supply chain transparency and responsible sourcing of conflict minerals;

•	Disseminated our conflict minerals policy to those vendors who provide raw materials and components for our manufacturing operations;

•	Created a process within our manufacturing operations procurement function to notify new vendors of our conflict minerals policy;

•	Published a copy of our 2013 Form SD and this Conflict Minerals Report on our website at
http://www.kindermorgan.com/public_awareness/additionalinformation/2013_Conflict_Minerals_Report.pdf; and

•	Continued our supply chain due diligence on source and chain of custody for raw materials and components purchased for our manufacturing operations.